EXHIBIT 11.1

JOINT MESSAGE FROM THE CHAIRMAN OF THE BOARD AND THE CHIEF EXECUTIVE OFFICER OF EMBRAER

The Embraer Code of Ethics and Conduct reflects our commitment to meeting our business objectives ethically and transparently, developing internal and external relationships based on integrity, preserving the environment and contributing to the well-being of the communities where we operate.

The Code is based on the Embraer Corporate Values, on the United Nations Global Compact principals and on best practices in corporate and accounting governance, with its fundamental aim being full compliance with laws and regulations applicable to the Company’s operations, and must be observed by all its employees.

Embraer’s good reputation and credibility are built by all its people, through their acts and attitudes day after day. We thank everyone for their dedication and commitment to fully appreciating and observing this Code, and to protecting the integrity of the Company.

EMBRAER VALUES

Our values unite us, influence our behavior, leverage our results and ensure the perpetuity of our company.

Ethics and integrity are at the core of everything we do

From the simplest activity to greatest achievements. We follow rules and question them when necessary, always seeking for what is right and best for society, for the company and for all.

Our people are what make us fly

Our people are happy, competent, valued, fulfilled, and committed to what they do. Their teamwork demonstrates integrity, coherence, respect, and mutual trust.

We are here to serve our customers

Customer loyalty is earned by ensuring total satisfaction and by building strong and enduring relationships. Partnerships are based on real commitment and flexibility.

We strive for company excellence

Company actions are oriented towards simplicity, agility, flexibility, and safety, with ongoing pursuit of continuous improvement and excellence. An entrepreneurial outlook based on integrated planning, responsible delegation and disciplined execution.

Boldness and innovation are our hallmarks

State-of-the-art technology, an innovative and learning organization capable of transforming from within and being influential in our markets. Strategic vision and ability to overcome challenges creatively and courageously.

Global presence is our frontier

Global presence and mindset, acting locally to leverage competitiveness, using the best of each location. A vision of a world without borders, one that values diversity.

We build a sustainable future

Constantly striving to build the foundation for the company’s longevity, considering stockholders profitability, respect for quality of life, environment and society.

Approved on Board of Directors meeting as of November 07, 2019

EECP—EMBRAER ETHICS COMPLIANCE PROGRAM

Embraer seeks to guarantee the highest level of ethics and integrity in its activities. To this end, it has established an Ethics and Compliance Program in order to promote and support all actions aimed at adhering to laws and regulations applicable to the business and internal policies of the Company.

Embraer’s Ethics and Compliance Program is based on fundamental elements, such as the maintenance of a responsible organization and structure through its leadership, constant risk management, the establishment of adequate policies and internal control standards, training and communication with the public, as well as the processes of monitoring, auditing and reporting channels for the evaluation and assessment of potential deviance from established conduct or procedures, promoting a culture of ethics and integrity within the Company.

The Program is coordinated by the Embraer Compliance Office, which reports to the Audit and Risk Committee Board.

COMMITTMENT TO THE UN GLOBAL COMPACT

In 2008, Embraer joined the UN Global Compact, systematically integrating its ten principals into the Company’s processes:

HUMAN RIGHTS, derived from the Universal Declaration of Human Rights:

1. The Company must respect and support the protection of internationally proclaimed human rights;

2. The Company must ensure that it is not complicit in human right abuses;

LABOR, derived from the Declaration of the ILO—International Labor Organization—on Fundamental Principles and Rights at Work:

3. The Company must uphold the freedom of association and the effective recognition of the right to collective bargaining;

4. The Company must support the elimination of all forms of forced and compulsory labor;

5. The Company must support the effective abolition of child labor;

6. The Company must support the elimination of discrimination in respect of employment and occupation;

ENVIRONMENT, derived from the Rio Declaration on Environment and Development:

7. The Company must support a precautionary approach to environmental challenges;

8. The Company must undertake initiatives to promote greater environmental responsibility;

9. The Company must encourage the development and diffusion of environmentally friendly technologies;

ANTI-CORRUPTION, derived from the UN Convention against Corruption:

10. The Company must work against corruption in all its forms, including extortion and bribery.

Approved on Board of Directors meeting as of November 07, 2019

RESPONSIBILITIES WITH THE CODE

Adhering to the Code

All officers, leaders and employees of Embraer, of its units and subsidiaries, as well as third parties that represent the Company, must adhere to the principles outlined in this Code. Companies in which Embraer has majority control must adopt the principles of this Code and those in which Embraer has minority control must be encouraged to do so as well.

Responsibility of Employees

•	To meet and ensure adherence to all principles in this code, as well as to observe the policies and internal procedures of the Company;

•	To understand and be conscious of all laws and regulations associated with Company activities;

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To seek, whenever necessary, support and guidance from immediate leaders, as well as from the corporate areas of Embraer, such as legal, compliance and human resources, to find solutions to queries and to understand the laws that must be adhered to;

•	To report any concerns in relation to potential violation of the law, of this Code, or of the internal policies of the Company.

Responsibility of Leaders

•	To meet and ensure adherence to all principles in this code, as well as to observe the policies and internal procedures of Embraer;

•	To promote a working environment that values an ethical attitude and the highest level of integrity in all activities;

•	To have an in-depth knowledge of this Code, of internal policies and of the regulatory environment under their authority;

•	To understand and introduce, when applicable, the requirements of laws and regulations, via the policies and internal procedures of Embraer, in all daily activities;

•	To supervise internal processes under their responsibility, including support with internal auditing, when necessary, in order to ensure compliance with the policies and requirements of the law;

•	To act immediately when violations of this Code are identified, and to adopt preventive measures for the detection and solution of any failure or deviance in conduct;

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To seek, whenever necessary, corporate support and guidance from Embraer, such as the legal, compliance and human resources departments, to find solutions to queries and to understand the laws that must be adhered to;

•	To report any concerns in relation to potential violations of the law, of this Code, or of the internal policies of Embraer.

WORKING ENVIRONMENT

All laws and regulations that guarantee freedom of association, privacy, collective agreements, immigration rights, working hours and remuneration are respected. Embraer does not tolerate any form of forced, compulsory or child labor, nor discrimination, harassment, protectionism, conflict of interests or a hostile working environment.

All are treated with respect, dignity and opportunities for professional growth. Learning and satisfaction are promoted. Embraer promotes a safe and healthy working environment and adopts systems and measures, via its policies and procedures, to prevent its employees from risks at work. At Embraer, it is expected that all employees report any concern in relation to safety rules and report violations of such rules or incidents.

Approved on Board of Directors meeting as of November 07, 2019

COMPANY ASSETS, RESOURCES AND INFORMATION

Embraer’s assets, resources and information must be protected and used for the negotiations and benefit of the Company, and never for personal interests or gains. It is forbidden to disclose information of any kind openly within the Company and to third parties, including customers and suppliers, which is not classified as public.

Intellectual Property

Intellectual property consists of patents, trademarks, copyrights, trade secrets, domain names, industrial designs, logos, market data and customer lists, and all information classified as confidential. Embraer’s intellectual property must be protected from misuse, deviance or use for personal gain. The same care and respect must be practiced in relation to the intellectual property of third parties.

Internet, E-mail and Social Media

Internet and email are provided by Embraer for working communications. It is not permitted to use electronic systems, Internet, email or social media to transmit, receive or download content that may impair the performance of Embraer’s work activities or interests. Social media, at work or in any other place, must not be used to expose the Company’s private or confidential information. It is also forbidden to upload content that exposes the image of the Company, its products or its employees. Computers and servers, including emails sent or received, are the property of Embraer and shall not be considered private content, except when required by specific legislation.The Company may hold internal events in which social media is used as an official communication tool, although its use is subject to express and official authorization, duly announced to all employees.

Accounting Ledgers and Records

Embraer seeks to adhere to all laws and accounting standards applicable to its ledgers, accounting records and financial statements, undertaking to record all financial transactions with accuracy and reliability.

Disclosure of Information to the Public

Embraer, its officers and employees shall comply with the principles of transparency and truthfulness in order to ensure that shareholders, investors, governmental agencies and the general public have access to, in a timely, efficient and reasonable manner, the information necessary for their investment decisions, as determined by applicable legislation. All disclosure of information to the public must be made by the directors or employees specifically authorized for this purpose, and must be made in accordance with the laws, regulations and internal policies of the Company.

For further information, please consult Embraer’s Policy on Relevant Information Disclosure and Confidentiality Preservation.

Securities Trading and Insider Information

Embraer’s officers, employees and service providers should observe the rules and procedures for the trading of securities issued by the Company, refraining from trading such securities in the periods of restriction or from the possession of material information undisclosed to the market under the regulations.

For further information, please consult Embraer’s Policy on Securities Trading.

Approved on Board of Directors meeting as of November 07, 2019

RELATIONSHIP WITH BUSINESS PARTNERS AND THIRD PARTIES

Customers—Suppliers—Government—Competitors—Shareholders and Investors

Conflict of Interests

A conflict of interest occurs when an individual’s interest in personal gain or advantage interferes in Embraer’s business decisions. Situations that may create, or appear to create, a conflict between personal interests and those of the Company shall be avoided. Examples of potential conflicts of interest are, among others:

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Deciding upon deals with suppliers, customers, competitors, business partners or third parties in general, when these deals involve companies or any other entity owned or managed or which belong to or are operated by relatives or close friends;

•	Requesting presents, gifts, favors or any other benefit, whether professional or personal, for oneself, ones relatives, close friends or any third parties;

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Performing services or works other than those set out by the Company, whether internal or external, paid or unpaid, that may result in competition or conflict with the activities and negotiations of Embraer;

•	Using Embraer’s resources, working hours, equipment or materials to perform services that impair the performance of Embraer’s work activities or interests;

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Using one’s position or influence at Embraer to provide unfair advantage in hiring people, supervising or unduly benefiting family members, relatives or acquaintances, or even using one’s position to improperly benefit external activities not related to the Company.

When faced with a situation that poses or may pose a potential conflict of interest, you must inform your immediate leader or the Company’s compliance department, as necessary.

Gifts and Hospitality (Entertainment, Travel Expenses, Accommodation and Other Benefits)

The offering and receiving of gifts, presents and hospitality such as entertainment, travel expenses, accommodations or other advantages or benefits that create the impression of impropriety, or which allow you or anyone else to act to obtain an undue advantage, must be avoided. Any negotiation, relationship, offer or promise to public or private authorities must be in strict compliance with the laws and internal policies of Embraer.

Gifts and hospitality must be modest and reasonable in value, not extravagant. Gifts should only be offered or accepted in connection with the promotion, demonstration or explanation of Embraer products and services. Gifts and entertainment must never be offered or accepted (a) in money, (b) if there is any intention to obtain an undue advantage or (c) when prohibited by law or regulations applicable to the parties involved.

In case of doubt, consult the internal policies and procedures, such as Embraer’s Policy on Anti-Corruption, or contact the compliance department for clarification.

Donations and Sponsorship

As part of its corporate responsibility, Embraer may donate goods or funds in order to support scientific research activities, arts and culture, social and educational projects. As a principle, all donations must meet the requirements of transparency, with clear aims and objectives, without expectation of return or exchange, and must be substantiated by appropriate documentation, with appropriate accounting records and in accordance with relevant laws and regulations.

Sponsorships are allowed and used in brand promotion, advertising, or opportunities for Embraer to demonstrate or promote its products and services, or in the exercise of its corporate responsibility. Sponsorships must never be used to gain undue advantages, directly or indirectly, whether for the Company or for individuals.

Approved on Board of Directors meeting as of November 07, 2019

Political Contributions

Embraer does not participate in political campaigns, nor does it make contributions to political parties or candidates for political office. For this reason, the Company prohibits this nature of donations or contributions made by members of the Board of Directors or the Executive.

Illegal or Improper Payments

Embraer prohibits its advisers, directors, employees, suppliers, business partners or other third parties that represent the Company from authorizing or effecting, directly or indirectly, any improper or illegal payments to obtain business advantages. Improper payments such as money, assets, resources, private benefits, favors, gifts, entertainment and hospitality, among others, may be characterized as anything of value to obtain business or improper advantage.

When it is necessary to hire third parties or other providers to act on behalf of Embraer, such as consultants or suppliers, it is compulsory to observe the internal policies and procedures of the Company in the selection, choice and monitoring of the activities thereof, including risk analysis, due diligence and internal approvals.

Anti-Corruption

Embraer has a firm commitment to fight corruption in all its forms, including extortion and bribery. To this end, the Company complies with the anti-corruption laws and regulations in all places where it operates.

Embraer shall not tolerate any form of active or passive corruption, such as extortion or bribery, in the attempt to influence negotiations, or to obtain any undue advantage.

For further information, please consult the Anti-Corruption Policy and its associated procedures.

Prevention of Money Laundering and Financing of Terrorism

Embraer complies with all requirements of laws preventing money laundering and financing of terrorism and provides procedures to this end. The Company aims to conduct business exclusively with clients and partners involved in legitimate and lawful business.

Any suspicious activities must be reported in a timely fashion to the compliance or legal department.

For further information, please consult Embraer’s Procedure for Prevention of Money Laundering and Financing of Terrorism.

International Trade—Complying with Import and Export Control Laws

Embraer is subject to the laws of trade and meets all regulations relating to the import and export of products, services, technology, information and financial operations.

Consistent with applicable laws, Embraer observes all import and export restrictions when dealing with countries, organizations and individuals, such as economic sanctions and trade embargoes imposed by countries and nations where the Company operates. Accordingly, the Company considers the requirements for import and export control when obtaining licenses, permits, product classification, or when obtaining special permits, and implements the necessary controls for this purpose.

In case of doubt in relation to import and export controls, the compliance or legal departments of the Company must be consulted. For further information, please consult the Embraer Policy on Export Control and its associated procedures.

Approved on Board of Directors meeting as of November 07, 2019

Privacy

When dealing with employees, suppliers, customers and other business partners, the Company may receive, send and manage private information. In this context, the Company observes its contractual obligations and the laws and regulations in the countries where it operates in relation to the protection and confidentiality of such information, which it uses, collects, stores and manages solely for legitimate purposes in the conduct of its business. Only authorized employees may maintain and control such data and information, applying appropriate mechanisms for the safety and protection of access from non-authorized persons.

Antitrust and Competition Laws

Embraer complies with competition laws and regulations in all countries where it trades, respecting competitors and customers, always competing based on the quality and differentiation of its products and services, and for the purpose of providing the best and most attractive options for the market.

Embraer does not practice or condone negotiations or agreements, formal or informal, with competitors in the discussion of pricing, territories, bids, costs, profit margins, splitting or slicing of markets (“market share”), allocation of customers, presentation of proposals in bids, or any other matter related to the conditions of sale.

All information on competitors must be obtained by legitimately acceptable sources, also respecting the highest standard of ethical conduct in the pursuit of market intelligence.

Integrity in Proceedings of Purchase and Sale

At Embraer, purchase and supply processes are based on integrity and competitive equality to ensure the best quality and cost-benefit ratio in the supply of materials and services. It is expected that suppliers are committed to the policies and procedures of the Company in competitive processes, and that they respect this Code of Ethics and Conduct, acting in accordance with legal requirements for health, safety and working environment, respect for privacy, the treatment of confidential information, competition law, anti-corruption, import and export control and the prevention of money laundering.

Similarly, in sales processes, Embraer must comply with all laws, rules and procedures, operating with the highest level of integrity, ethics and transparency. In the case of sales to governmental agencies, employees of Embraer must know and observe the laws and the specific, applicable procedures, with guidance from the legal and compliance departments, as appropriate.

The Company is intolerant to any form of corruption in the buying and selling process. For further information, please consult the Anti-Corruption Policy and its associated procedures.

Relationship with the Community and the Environment

As part of the sustainability process, Embraer seeks to have positive impact on the communities where it operates, through educational, social, cultural and environmental projects.

Embraer is conscious of the environmental challenges in its industry and is committed to adopting continuous improvement processes and investing in new technologies that reduce potential impacts on the environment, while requiring the same commitment from its suppliers, providers and business partners.

Approved on Board of Directors meeting as of November 07, 2019

SUPERVISION OF THE CODE

The Board of Directors, through its Audit and Risk Committee, oversees the Executive Board in implementing the Code, the responsibility for dissemination and execution of which lies with Embraer’s Compliance Office.

Reporting Violations

All Embraer stakeholders, including but not limited to employees, suppliers, customers, shareholders and business partners, among others, must report any concern in relation to the potential violation of the principles and values of this Code.

Embraer provides various channels for reporting concerns or violations of this Code. Any person may report a concern or violation through the following channels:

-	The Board of Directions and its Audit and Risk Committee;

-	The leader or manager, in the case of employees;

-	The compliance department or designated compliance representative in the various departments of the Company;

-	Internal auditing;

-	The Human Resource

-	The legal department; or

-	The Helpline

The Helpline is a confidential channel for employees and stakeholders to report or seek support for ethical conduct concerns related to the potential violations of Embraer policies, of this Code, or of any law or regulation.

Embraer does not tolerate any retaliation, veiled or otherwise, against any person who reports a concern in good faith through the channels made available by the Company. Additionally, all reported issues, concerns, complaints or violations directed to the Helpline will be treated with confidentiality and respect for anonymity.

N.B.: The laws of some countries do not allow anonymous reporting, in which case the Company will inform the complainant of this condition.

How do I submit a complaint or concern?

By telephone: 800-721-5968

Via the website: www.embraerhelpline.com

This channel must be used exclusively for reporting concerns in relation to ethical conduct and compliance with laws, regulations and the internal procedures of the Company.

Should you require further information, please contact Embraer’s compliance department at: compliance@embraer.com.br.

Penalties for Violations

Officers, leaders, employees and all individuals or legal entities that carry out activities for or on behalf of Embraer are subject to administrative or legal disciplinary measures in the event of violation of the principles and values established by this Code, including termination of employment or the contractual business relationship, as appropriate.

Approved on Board of Directors meeting as of November 07, 2019